UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CAREPAYMENT TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, no par value per share

(Title of Class of Securities)

59507X408

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59507X408

1.	Name of Reporting Persons:

Aequitas Management, LLC
2.	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Oregon
	5.	Sole Voting Power:
Number of
Shares		-0-
Beneficially	6.	Shared Voting Power:
Owned by
Each		21,643,182[1]
Reporting	7.	Sole Dispositive Power:
Person
With:		-0-
	8.	Shared Dispositive Power:

21,643,182[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

21,643,182[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
☐

11.	Percent of Class Represented by Amount in Row (9)

96.2%[2]
12.	Type of Reporting Person:

00

[1] Includes (i) 7,910,092 shares held by (or shares issuable on exercise of currently exercisable or convertible securities or securities exercisable or convertible within 60 days of the date hereof held by) Aequitas Holdings, LLC ("Holdings"); (ii) 13,200,000 shares held by (or shares issuable on exercise of currently exercisable or convertible securities or securities exercisable or convertible within 60 days of the date hereof held by) Aequitas CarePayment Founders Fund, LLC ("Founders Fund"); (iii) 462,603 shares held by (or shares issuable on exercise of currently exercisable or convertible securities or securities exercisable or convertible within 60 days of the date hereof held by) Aequitas Catalyst Fund, LLC ("Catalyst Fund"); 59,227 shares held by (or shares issuable on exercise of currently exercisable or convertible securities or securities exercisable or convertible within 60 days of the date hereof held by) Aequitas Capital Management, Inc. ("ACM"); and 11,260 shares held by (or shares issuable on exercise of currently exercisable or convertible securities or securities exercisable or convertible within 60 days of the date hereof held by) Aequitas Commercial Finance, LLC ("ACF").

AML does not directly own any shares of the Issuer. AML may be deemed to have the indirect power to determine voting and investment decisions with respect to shares of the Issuer held by Holdings, Founders Fund, Catalyst Fund, ACM and ACF. All voting and investment decisions with respect to shares of the Issuer held by these entities are directly determined by each entity's, or its manager's, Public Securities Investment Committee ("PSIC"). Each PSIC is composed of at least three members. The members of the PSICs are appointed as follows:

•	The members of the PSIC of Holdings are appointed by AML, the manager of Holdings.
•	The members of the PSIC of ACM are appointed by its Board of Directors, which is elected by Holdings, the sole shareholder of ACM. ACM is the manager of ACF.
•	Catalyst Fund and Founders Fund are each managed by Aequitas Investment Management, LLC ("AIM"). The PSIC of AIM makes voting and investment decisions regarding shares of the Company held by Catalyst Fund and Founders Fund. The members of the PSIC of AIM are appointed by its manager, ACM.

The appointment by Holdings, ACM and AIM of their respective PSIC members must be approved by at least three members of AML holding, in the aggregate, at least 50% of the membership interests of AML. Accordingly, AML may be deemed to have indirect voting and investment power with respect to shares of the Issuer held by Holdings, Founders Fund, Catalyst Fund, ACM and ACF.

[2] The percentage is calculated (i) based upon 2,590,787 shares of Class A Common Stock of the Issuer outstanding as of November 1, 2011, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011, and (ii) in accordance with Rule 13d-3(d)(1) with respect to rights to acquire underlying securities.

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CUSIP No. 59507X408

1.	Name of Reporting Persons:

Aequitas Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Oregon
	5.	Sole Voting Power:
Number of
Shares		-0-
Beneficially	6.	Shared Voting Power:
Owned by
Each		7,910,092[3]
Reporting	7.	Sole Dispositive Power:
Person
With:		-0-
	8.	Shared Dispositive Power:

7,910,092[3]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

7,910,092[3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
☐

11.	Percent of Class Represented by Amount in Row (9)

75.3%[4]
12.	Type of Reporting Person:

00

[3] Includes 7,910,092 shares currently issuable upon conversion of the issuer’s Class B Common Stock, no par value.

[4] The percentage is calculated (i) based upon 2,590,787 shares of Class A Common Stock of the Issuer outstanding as of November 1, 2011, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011, and (ii) in accordance with Rule 13d-3(d)(1) with respect to rights to acquire underlying securities.

3

CUSIP No. 59507X408

1.	Name of Reporting Persons:

Aequitas CarePayment Founders Fund, LLC
2.	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Delaware
	5.	Sole Voting Power:
Number of
Shares		-0-
Beneficially	6.	Shared Voting Power:
Owned by
Each		13,200,000[5]
Reporting	7.	Sole Dispositive Power:
Person
With:		-0-
	8.	Shared Dispositive Power:

13,200,000[5]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

13,200,000[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
☐

11.	Percent of Class Represented by Amount in Row (9)

90.5%[6]
12.	Type of Reporting Person:

00

[5] Includes 12,000,000 shares currently issuable upon conversion of the issuer’s Series D Convertible Preferred Stock (assuming a 10-for-1 conversion rate).

[6] The percentage is calculated (i) based upon 2,590,787 shares of Class A Common Stock of the Issuer outstanding as of November 1, 2011, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011, and (ii) in accordance with Rule 13d-3(d)(1) with respect to rights to acquire underlying securities.

4

CUSIP No. 59507X408

1.	Name of Reporting Persons:

Aequitas Catalyst Fund, LLC
2.	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Delaware
	5.	Sole Voting Power:
Number of
Shares		-0-
Beneficially	6.	Shared Voting Power:
Owned by
Each		462,603
Reporting	7.	Sole Dispositive Power:
Person
With:		-0-
	8.	Shared Dispositive Power:

462,603
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

462,603
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
☐

11.	Percent of Class Represented by Amount in Row (9)

17.9%[5]
12.	Type of Reporting Person:

OO

[5] The percentage is calculated (i) based upon 2,590,787 shares of Class A Common Stock of the Issuer outstanding as of November 1, 2011, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011, and (ii) in accordance with Rule 13d-3(d)(1) with respect to rights to acquire underlying securities.

5

CUSIP No. 59507X408

1.	Name of Reporting Persons:

Aequitas Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Oregon
	5.	Sole Voting Power:
Number of
Shares		-0-
Beneficially	6.	Shared Voting Power:
Owned by
Each		59,227
Reporting	7.	Sole Dispositive Power:
Person
With:		-0-
	8.	Shared Dispositive Power:

59,227
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

59,227
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
☐

11.	Percent of Class Represented by Amount in Row (9)

2.2%[6]
12.	Type of Reporting Person:

CO

[6] The percentage is calculated (i) based upon 2,590,787 shares of Class A Common Stock of the Issuer outstanding as of November 1, 2011, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011, and (ii) in accordance with Rule 13d-3(d)(1) with respect to rights to acquire underlying securities.

6

CUSIP No. 59507X408

1.	Name of Reporting Persons:

Aequitas Commercial Finance, LLC
2.	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:

Oregon
	5.	Sole Voting Power:
Number of
Shares		-0-
Beneficially	6.	Shared Voting Power:
Owned by
Each		11,260
Reporting	7.	Sole Dispositive Power:
Person
With:		-0-
	8.	Shared Dispositive Power:

11,260
9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

11,260
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
☐

11.	Percent of Class Represented by Amount in Row (9)

0.4%[7]
12.	Type of Reporting Person:

00

[7] The percentage is calculated (i) based upon 2,590,787 shares of Class A Common Stock of the Issuer outstanding as of November 1, 2011, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011, and (ii) in accordance with Rule 13d-3(d)(1) with respect to rights to acquire underlying securities.

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Item 1(a)	Name of Issuer:

CarePayment Technologies, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

5300 Meadows Road

Suite 400

Lake Oswego, OR 97035

Item 2(a)	Name or Person Filing[8]:

Aequitas Management, LLC ("AML")

Aequitas Holdings, LLC ("Holdings")

Aequitas CarePayment Founders Fund, LLC ("Founders Fund")

Aequitas Catalyst Fund, LLC ("Catalyst Fund")

Aequitas Capital Management, Inc. ("ACM")

Aequitas Commercial Finance, LLC ("ACF")

Item 2(b)	Address of Principal Business Office or, if none, Residence:

5300 Meadows Road

Suite 400

Lake Oswego, OR 97035

Item 2(c)	Citizenship:

AML - Oregon

Holdings - Oregon

Founders Fund - Delaware

Catalyst Fund –Delaware

ACM – Oregon

ACF – Oregon

Item 2(d)	Title of Class of Securities:

Class A Common Stock, no par value per share

Item 2(e)	CUSIP Number:

59507X408

[8] Neither the filing of this schedule, the listing of the foregoing entities in this Item 2(a) nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or (g) of the Securities Exchange Act of 1934, as amended: (i) acting, or have agreed or are agreeing to act, together or with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding, voting or disposing of securities of the Issuer or otherwise with respect to the Issuer or any of the securities of the Issuer, or (b) a member of any group with respect to the Issuer or any of the securities of the Issuer.

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Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 13d-2(b) or (c), check whether person filing is a:

Not applicable

Item 4.	Ownership

See rows 5 through 11 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

AEQUITAS MANAGEMENT, LLC

By:	/s/ Andrew S. Craig
Andrew S. Craig, General Counsel

AEQUITAS HOLDINGS, LLC

By:	/s/ Andrew S. Craig
Andrew S. Craig, General Counsel

AEQUITAS CAREPAYMENT FOUNDERS FUND, LLC

By:	/s/ Andrew S. Craig
Andrew S. Craig, General Counsel

AEQUITAS CATALYST FUND, LLC

By:	/s/ Andrew S. Craig
Andrew S. Craig, General Counsel

AEQUITAS CAPITAL MANAGEMENT, INC.

By:	/s/ Andrew S. Craig
Andrew S. Craig, General Counsel

AEQUITAS COMMERCIAL FINANCE, LLC

By:	/s/ Andrew S. Craig
Andrew S. Craig, General Counsel

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